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                                                                    EXHIBIT 10.1







June 16, 1998


Mr.Frazer Hamilton
16 Garden Close
Hook
Hampshire
RG27 9QZ
U.K.

Dear Frazer:

On behalf of PictureTel Corporation ( the "Company" ), I am very pleased to offer you an opportunity to immediately join our Company as the Vice President, Quality reporting directly to me.

Initially, you will be based in the United Kingdom, but you will be expected to travel to and spend appropriate work periods at the Company's headquarters in Andover, Massachusetts. While based in the U.K., you will an employee of PictureTel International Corporation, and for administrative, pay and benefit purposes, you will be placed on the United Kingdom subsidiary payroll. You will be eligible for all benefits and other emoluments provided U.K. employees in similar positions and circumstances as yours, including but not limited to, the health scheme, pension contributions, death in service benefits (life insurance) and participation in the subsidiary's prevailing automobile scheme.

The cash compensation in the offered position will contain two elements: an annual base salary and an annual bonus opportunity under PictureTel's Management Incentive Plan. The base salary for the position will be paid at the monthly rate of P10,000. ( this the equivalent of P120,000. annually based on 12 monthly pay periods in the year ). The offered base salary will be the minimum paid while employed with the Company. As Vice President, Quality a full personal performance and total compensation ( salary, bonus, and equity ) review is completed by the Compensation Committee of the Board during the quarter immediately following the close of the fiscal year and recommendations acted upon as appropriate.

The payment of a bonus under the Management Incentive Plan is predicated on the Company's achievement of the annual revenue and profitability objectives established at the start of the fiscal year and your performance in meeting your Individual Goals for the year. The bonus opportunity will be 0% - 40% of base salary for full performance in meeting the objectives for the year, but may range up to 80% of base salary for performance in excess of the plan. The bonus, if any, is determined and paid in the first quarter following the close of the fiscal year.

The Company will offer you a cash sign-on bonus in the amount of P75,000.; paid as follows: P30,000. thirty ( 30 ) days following your employment start date; P15,000. on January 1, 1999 and P30,000. on July 1, 1999.

In addition, we will recommend to the Compensation Committee of the Board of Directors your participation in PictureTel's Equity Incentive Plan. The recommendation presented will be for you to be granted an option to purchase 70,000 shares of the Common Stock of the Company ( "Option" ). The Option will vest over a four year period, with the first twenty-five ( 25 ) percent of the aggregate number of shares vesting one ( 1 ) year following the date the option grant is approved and six and one quarter ( 6.25 ) percent of the aggregate number of shares vesting each quarter thereafter. The purchase price of the Option will be determined by the Compensation Committee on the day your option grant is approved and will be no less than the closing price as quoted on the National Market System of NASDAQ on that date. Vesting shall be conditional on your continued full-time employment with the company. Certain other restrictions may apply to your option grant as are set forth in the Equity Incentive Plan. As a Vice President, additional option grants are subject to the annual total compensation review discussed above.


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Inasmuch as you will be expected to travel to and spend appropriate work periods at the Company's headquarters in Andover, Massachusetts while based in the U.K, the Company will provide you with appropriate local housing and an automobile during such periods of time. You will have eighteen months following the commencement of work with the Company to make a decision to relocate to the United States. If you decide to relocate, PictureTel will provide you with full relocation assistance from Hook, Hampshire, U.K. to the Andover, Massachusetts area. Details will be specified at the time you decide to effect your relocation and will be in accordance with standard Company Relocation Policy. After relocation, you will given one annual home leave trip to the U.K. for you and your spouse, any additional home leave trips will be decided between you and Bruce Bond. However, in the event that you voluntarily terminate your employment within eighteen ( 18 ) months of the relocation, the relocation expenses paid up to the termination date shall be subject to repayment to the Company pro-rata for your service with the company.

In the event that you are involuntarily terminated by the Company for any reason other than for Cause, you would be entitled to receive a continuation of your then current base salary for a period of twelve ( 12 ) months. During the twelve months that you receive salary payments from the Company, you will remain eligible for the same continued benefit coverage provided employees in similar positions and circumstances as yours. Further, if such termination occurs after you have relocated to the U.S., the Company will fully "repatriate" you back to the U.K.. For purposes of this letter, "Cause" shall be defined as and be limited to conviction of a felony or willful misconduct or gross negligence in the performance of duties which result in material harm to PictureTel.

Further, the Company will enter into a separate Change in Control Agreement ( "CIC Agreement" ) which will provide you with certain benefits in the event of an involuntary termination due to a change in control. The CIC Agreement will include certain triggering events and provide, but not be limited to, severance equal to the sum of ( i ) your then current base salary, plus ( ii ) the highest bonus paid in the three years preceding the triggering events, paid over a twelve ( 12 ) month period. Additionally, if such termination occurs after you have relocated to the U.S., the Company will fully "repatriate" you back to the U.K.. The full acceleration of all unvested stock options in the event of a change in control is specifically covered in PictureTel's Equity Incentive Plan and will not be included in the CIC Agreement. The CIC Agreement will be executed concurrently with your acceptance of our employment offer and the commencement of work with the Company.

Please indicate your acceptance of this offer and your anticipated start date by completing and signing the enclosed copy of this letter, the PictureTel Application for Employment, and the Proprietary Information Agreement. Please return all signed documents to Larry Bornstein as soon as practical.

If you have any questions regarding this offer, please do not hesitate to call Larry or me. We look forward to your joining and being an important member of our team.

Sincerely,


Bruce Bond
President and
Chief Executive Officer

ACCEPTED:_____________________________________ Date:_____________
SS#:___________________ Anticipated Start Date:_________________